Press Release SR #19-06

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION
IN THE UNITED STATES

SUTCLIFFE RESOURCES LTD. CLOSES FINANCING

Vancouver, Canada – December 21, 2006 - Sutcliffe Resources Ltd. ("Sutcliffe” or the “Company") (SR – TSX-V), announces that it has closed the first tranche of its CDN$25,000,000 financing, previously announced in its November 24 and December 11, 2006 press releases (the “Financing”). The Company has issued, by way of private placement, 21,590,000 subscription receipts of the Company at a price of CDN$1.00 per subscription receipt raising aggregate gross proceeds of CDN$21,590,000. Each Subscription Receipt entitles the holder to acquire, for no additional consideration, one common share in the capital of the Corporation pursuant to the terms of a subscription receipt agreement among the Company, Kingsdale Capital Markets Inc. (the “Agent”) and Computershare Trust Company of Canada (as Subscription Receipt and Escrow Agent).

The Company is also pleased to announce that the Agent has exercised its over allotment option to sell an additional 5,000,000 common shares with a second closing scheduled for December 28.

The gross proceeds of the Financing less the funds required to complete the Company's acquisition of ML (as described below) will be held in escrow (the “Escrowed Funds”) on behalf of the Subscribers by Computershare Trust Company of Canada and invested in accordance with the subscription receipt agreement. In the event that the Company's acquisition of ML has not been completed on terms and conditions and in a manner satisfactory to the Agent on or prior to 5:00 p.m. (Toronto time) on December 31, 2006, the Subscribers will be entitled to have their pro rata share of the Escrowed Funds, plus accrued interest thereon, refunded to them by Computershare Trust Company of Canada and their pro rata share of the balance of the proceeds of the Financing, plus accrued interest thereon, refunded to them by the Corporation.

In consideration for acting as agent to the Company in connection with the Financing, the Company will pay the Agent a cash commission equal to 7% of the gross proceeds raised (to be paid out of the Escrowed Funds upon completion of the acquisition of ML) and has issued to the Agent 1,511,300 non-transferable broker warrants, with each such broker warrant entitling the Agent to purchase one common share of the Company at a price of CDN$1.00 for a period of two years.

The securities issued by the Company under the Financing are subject to the resale rules of applicable securities legislation, including a hold period expiring on April 22, 2007.

The proceeds will be used for the acquisition of a 51% interest in ML Ltd. (“ML”) through Sutcliffe’s 100% owned subsidiary, Baykal Gold, and to finance the exploration on the Company’s two wholly-owned gold projects, through Chukot Gold ZAO, Elvenei and Tumannoye in Chukotka Autonomous Okrug located in the Russian Far East. Any additional net proceeds will be used for working capital and general corporate purposes.

General Property Information

Sutcliffe has, over the last six months, assembled four gold exploration properties – specifically, Ozherelie, Ykanskoye, Tumannoye and Elvenei.

All of the technical work performed previously at these exploration properties has been carried out by Russian personnel on behalf of Russian exploration companies. In some cases, resource estimates have been calculated by the Russian investigators using Russian methodologies and Russian classification nomenclature. These estimates are not Canadian National Instrument 43-101 compliant. Sutcliffe considers these Russian estimates to be conceptual in nature, representing the potential quantity and grade of mineralization identified at the project site(s). Sutcliffe will carry out exploration programs on these projects. The programs are intended to verify the validity of the Russian data, and then to establish NI 43-101 compliant exploration databases and mineral resource estimates.

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About Baykal Gold

Baykal Gold (“Baykal”) is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk. Baykal was acquired by Sutcliffe as a wholly owned subsidiary on December 1, 2006 for a consideration of US$3,500. Sutcliffe is obligated to pay a finder’s fee of US$500,000 to the founding shareholder of Baykal in connection with the initial 51% acquisition of ML. An additional finder’s fee of US$400,000 will also be paid upon the acquisition of the remaining 49% of ML.

About ML Ltd.

ML is the owner of the Ozherelie and Ykanskoye gold projects located in the Irkutsk Oblast region of East Siberia.

Sutcliffe, through its wholly-owned subsidiary Baykal, has an agreement for the acquisition of a 51% interest and, ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral projects, approximately 1,100 km north of the City of Irkutsk and 35 km from the Sukhoi Log gold deposit.

The Company will be obligated to pay US$10,000,000 to acquire a 51% interest in ML and must thereafter incur US$12,000,000 in exploration expenses on the two projects over four years. The 51% interest in ML is being acquired from six arm’s length individuals, who retain the 49% balance. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US$8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects. After such time as the entire US$12,000,000 has been spent on exploration, a further C2 resource calculation will be prepared and the Company will be obligated to pay to the vendors of ML that amount which is equal to US$10.00 per ounce for each troy ounce of gold reserves in excess of 20 tonnes.

Properties of ML

The Ozherelie and Ykanskoye gold deposits are located within a highly mineralized belt of deposits which include the Sukhoi Log gold deposit (arguably the world’s current largest undeveloped gold deposit) as well as a number of other hard rock and alluvial gold deposits either in production or in development in the region. The region has historically produced a reported 48,000,000 ounces of gold, making it one of the most prolific gold producing regions in the world.

The deposits are located approximately 1100km north of the capital of Irkutsk and 130km north of the district center of Bodaibo. Irkutsk is serviced by regular direct air services with the capital city of Moscow, which in turn services the town of Bodaibo with daily turbo-prop flight services. Large river barges can also supply Bodaibo (on the Lena River) which is linked to the prospect areas by a gravel road. The prospect areas are situated within 3 km off this road. Alternatively the nearest rail head is at Taksimo situated 240km south of Bodaibo and linked by road.

The Ozherelie deposit has been traced for over 7km and is open to the north and south. The deposit has been tested with relatively small amounts of core drilling (1262m, 1317 samples) and channel sampling (1631 samples). The Ykanskoye deposit has been traced for 6km and confirmed through 21 trenches (859 channel samples) and 11 drill holes (475.7m) . Both areas remain under-explored and with no NI 43-101 compliant mineral resources.

The deposits are situated on the northern and southern flanks of a regional mega-syncline (the Marakan-Tungus structure) trending WNW. Crustal shortening and thrusting has occurred from the NE. The Marakan-Tungus structure is a regional up-thrust block, with the same trend which is seen to extend for some 70 km and 15-20 km wide. This trend hosts 3 main mineralized areas on the intersection of regional NNE structures with the Marakan-Tungus structure. The central Sukhoi Log area is hosted in a metamorphic iso-grad zone containing chlorite+muscovite. Guides to mineralization may be related to this metamorphic zoning. Further exploration by Sutcliffe will provide additional guides to mineralization.

Both deposits are hosted within NE plunging thrust zones within greenschist to amphibolite facies metamorphic rocks and in layered fine grained slates of pelitic to psammitic origin (Carbonate to terrigenous sources). Gold mineralization is considered to have been concentrated in association with the regional emplacement of Upper Palaeozoic age granite intrusions and dikes associated with

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folding and thrust faulting. Coarse gold is associated with quartz veining at Ozherelie. At Ykanskoye, the gold mineralization is associated with silicification and sulfides, and is finer grained. Gold is deposited adjacent to carbonaceous units at both deposits. In both areas gold is free milling and directly amenable to direct cyanide leaching and gravity recovery. In both deposits, the silver content is negligible.

All drilling included in the database for Ozherelie and Ykanskoye deposits was done by diamond drills to produce core. All holes were vertical and no down-hole surveying was conducted. The zone of mineralization in both prospect areas is relatively flat (7 to 12 degrees). Some angle holes will be recommended for the future exploration programs. In 2006, an additional 32 holes,(~1000m) were drilled using a non-core technique. No new drilling was conducted at Ykanskoye during 2006. Sutcliffe plans to use Reverse Circulation (RC) drilling techniques and/or core drilling for their exploration programs.

Channel sampling in trenches were of consistent size and sampled using a rock saw. They were of a uniform 10cm wide by 5 cm deep and may be considered to adequately represent the material sampled. Channel and core samples were generally of 1m length unless major geological boundaries were met then shorter lengths were considered. Each sample consisted of some 35 kg of rock, an appropriate sample size in sampling such a coarse gold, high nugget effect system. For drill core the entire core is sampled so no half core is retained.

Samples were prepared by a local exploration company, Siberian Geology Company (SGC) at site. The entire sample is dried and crushed to 1mm, two duplicates splits are taken from this with one being pulverized to -0.0074 mm and used for analysis (50g Au fire assay) and the second used for mineralogical analysis and heavy metal analysis after washing.

Analysis was conducted at the Institute of Rare Metals in Irkutsk (IIRE), a laboratory considered to be of high standing. External control analysis was conducted on a representative number of samples (30 each from 5 grade ranges for a total of 150 samples at Ozherelie) at a corresponding institute laboratory. The standard Russian procedure of submitting 5% of samples as duplicates for analysis was done. No external standards or blanks were submitted as these are done by the laboratory. Under Russian regulations the laboratory is required to perform quality control. While the procedures used may not meet International standards and may not pass accepted QA/QC procedures a preliminary review indicated that the analysis done and assays used can be considered to accurately reflect the gold content. Sutcliffe intends to carry out detailed reviews of the database.

The registering of Russian federal mineral resources and reserves is a well controlled and regulated procedure. Such issues as quality control, back-up data and check assays, limits of assurance and resource confidence are all regulated by the relevant “resource/reserve” commissions. The resource categories used by the Russian investigators do not have any direct correlation to International or NI 43-101 resource categories. The Russian estimates are however considered conceptual in nature, representing the potential quantity and grade of mineralization identified at the project site(s). However, the estimation methods are sound and substantiated to provide a rough guide to contained ounces in the deposits. Sutcliffe intends to perform a detailed review of the SGC mineral resource calculation methodologies and resulting estimates as part of the NI43-101 technical report.

For both the Ozherelie and Ykanskoye Russian mineral resource estimates, the bulk density used was 2.7. At Ozherelie, the minimum size of block used was 3.0m and maximum internal dilution was 3.0m. The Ozherelie resources are as presented by SGC in their resource report dated September 1, 2004, which were approved in a report (#639K) dated November 12, 2004 by the regional agency, TKZ “Irkutsknedra”, authored by V.A. Mordvin. The Ykanskoye resource estimate is also dated September 1, 2004.

The Ozherelie Russian mineral resource estimate (Categories C1+C2) discussed above contains some 124,000 troy ounces of gold (approximately 1.05 mt at a gold grade of 3.68g/t) . Additional approved Russian resources with a lower confidence (Russian Categories P1+P2) may add an additional 416,000 troy ounces, for a projected total of approximately 540,000 ounces. Mineralization not yet approved by the regional agency amounts to an additional 563,000 ounces, for a grand total of approximately 1.1 mozs. These resources are not NI43-101 compliant and should be viewed as representing the potential of the known mineralized system at Ozherelie.

The Ykanskoye Russian mineral resource estimate (Categories C1+C2) discussed above contains some 154,000 troy ounces of gold (approximately 1.40mt at a gold grade of 3.43g/t), Additional approved Russian resources with a lower confidence (Russian Categories P1+P2) may add an additional 475,000 troy ounces, for a projected total of approximately629,000 ounces. These resources are not NI 43-101 compliant and should be viewed as representing the potential of the known mineralized system at Ykanskoye.

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Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244

Preliminary metallurgical test work indicates that gravity separation and concentration techniques are applicable to both the Ozherelie and Ykanskoye deposits, as is direct cyanidation. The potential of the deposits is relatively untested. The Ozherelie deposit has been traced for over 7km and is open to the north and south, with indications that the zone may be extended by at least 2km. to the south of the known mineralization as well as down dip. The Ykanskoye deposit is open at depth down-dip.

On the Ozherelie exploration license, Sutcliffe plans to complete a full review and evaluation of the work done to date by ML’s consultant SGC to finalize a plan to initially test and confirm the drilling and channel sample results completed to date. This will result in additional diamond and reverse circulation drilling as well as confirmatory channel sampling to NI 43-101 standards. Additional metallurgical test work is also planned to confirm precious metal recoveries. The results of the initial program will be used to design an exploration mapping, sampling and drilling program to test the along strike and down dip extensions of the mineralization identified and confirmed. This program will be focused on testing the overall extent and tenure of gold mineralization. Focus will also be given to identify geophysical and geochemical methods suitable at fast-tracking the discovery of additional mineralized zones.

At Ykanskoye, Sutcliffe also plans to initially confirm and test mineralization defined to date and to ensure NI43-101 compliant data is collected by conducting additional drilling and channel sampling. Based on the results of the initial review and exploration Sutcliffe also plans to conduct additional drilling and sampling of the down-dip and along-strike extensions of the mineralization in order to define the extent and overall tenure of gold mineralization at Ykanskoye. Additional metallurgical recovery test-work will be conducted to confirm the positive recoveries out-lined to date. The evaluation of additional exploration methods to fast-track the definition of drill targets will also be explored.

About Chukot Gold ZAO

Chukot Gold ZAO (“Chukot”) is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chukotka. Sutcliffe has expended approximately $6,600,000 on the properties, of which approximately $2,600,000 has been spent on property acquisitions and $4,000,000 on equipment purchases (bulldozers, drills and camp facilities). The equipment was shipped in the summer of 2006 for movement to site on winter roads. No work has been performed by Sutcliffe on the properties to date. Chukot was acquired by Sutcliffe as a wholly owned subsidiary on December 1, 2006 for a consideration of US$327,750 to the founding shareholder of Chukot in connection with the initial acquisition of two exploration properties in the Federal Subsoil Agency auction held August 17, 2006, in Anadyr, Chukotka Autonomous Okrug located in the Russian Far East. The terms of the auction and mineral deposits are as follows:

Tumannoye deposit

The Tumannoye deposit is located in the northern part of the Chukotski peninsula and is serviced by road to the seaport of Egvekinot, and has power from the Egvekinot thermal power station (29.3 MW). The area of the Tumannoye license is 19 km2. The successful bid amount for the Tumannoye deposit was 28.15 million Russian rubles (US$1.100,000) . Sutcliffe will have a 20 year license to exploit the deposit area.

Elvenei deposit

The Elvenei deposit is located in Central Chukotka, 110 km from Bilibino, home of the Bilibino atomic power station (43 MW) and 540 km from the largest Arctic seaport, Pevek. The area of the Elvenei license is 12 km2. The successful bid amount for the Elvenei deposit was 30.15 million Russian rubles (US$1,200,000). Sutcliffe will have a 20 year license to exploit the deposit area.

Chukotka Properties

In the Chukotka Autonomous Oblast, Chukot acquired the mineral licenses for 2 highly prospective gold projects explored from the 1950’s through the 1990’s. Each has a long history of exploration by Russian entities. No material exploration activity has taken place on any of the properties since at least 1994.

The Tumannoye project is located in the northern part of the Chukotski Peninsula, at north latitude 67°37' to 67°39’ and east longitude 178°04' to 178°08', in the Ilutin administrative area of Chukotka. The project is located on a Class II Egvekinot-Iultin motorway,

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199km to the east of the seaport of Egvekinot. The nearest settlement, Geologichesky, is located 40km to the west. There is a 29.3MW thermal power station in Ekveginot and an 110kW power line following the Egvekinot-Iultin motorway.

The Tumannoye gold project, comprising approximately 19km2 has seen 128,000m3 of excavation and 15,771m of core drilling. The host rocks are Triassic sediments and Cretaceous granodiorites, dikes of earlier-cretaceous lamprophyres, granite-porphyries, late-cretaceous granite-porphyries, diorite-porphyrite, andesites, basalts and trachydolerites. The structures containing the gold-sulfidic mineralization are related to brecciation, collapse features and metasomatic alteration zones. The gold mineralization occurs in two forms – tabular deposits of interspersed pyrite-arsenopyrite in metasomatically altered terrigenous-carbonaceous bodies and, to a lesser extent, as arsenopyrite-quartz stringers in mineralized dikes of granite porphyry.

Gold mineralization is reported to be associated with arsenopyrite and carbonaceous material. Also associated with the mineralization are varying amounts of antimonite, sphalerite, galena and chalcopyrite. Gold content ranges from 0.5g/t up to 111g/t, reportedly averaging 5 to 12g/t. Silver is reported at relatively low concentrations in samples. A zone of partial oxidation exists near the present ground surface.

Drilling has intersected mineralized zones up to 350m in vertical depth, with projections exceeding 400m. Some 15 separate zones (targets) have been identified in the prospect. Mineralized bodies reportedly range from 0.4m to 7.5m in thickness and from 50m to 400m along strike.

Russian investigators have estimated the contained gold at Tumannoye as at July 9, 1995 to be approximately 820,000 troy ounces contained in some 3.6 million tonnes. This resource estimate is not NI 43-101 compliant , but is a reasonable projection of the immediate potential of the Tumannoye project.

The Elvenei project is located in the Chaunsky area of the Chukotka Autonomous Oblast, 540km southwest of the town of Pevek, a largest Arctic seaport in the area, Pevek. It is 15km off the Pevek-Bilibino automobile road, 110km west of Bilibino, the site of a nuclear power station (43MW).

Russian exploration to date (1968 to 1992) has defined a gold-mineralized system of quartz veins and linear silicified breccias in Triassic sandstones, shales and siltstones intruded by a granitoid dome and a late Cretaceous complex of independent small intrusions forming a ring dike structure. Early work in the area concentrated on tungsten mineralization in the contact metamorphosed sediments adjacent to the intrusives. Subsequent work focused on the gold mineralization, with a number of trenches and core holes being completed. Mineralogy of the mineralized bodies is simple. The main ore minerals are pyrite and arsenopyrite. Other sulfides present include antimonite.

Six potential mineralized bodies have been outlined at Elvenei, not all of which have seen systematic trenching and drilling. Summary assay results from mineralized body #1 are as follows:

	Thickness meters	Au grade g/t
Trench 201	4.0	15.7
Trench 202	1.5	11.7
Trench 203	1.0	12.6
Hole 269	1.7	12.4
Holes 90 and 92	0.8	17.8
Trench 210	1.1	4.4
Average on mineralized body #1	1.7	13.2

Mineralized bodies #2 and #3 have the following thicknesses and average grades: #2 - thickness of 0.5m, and gold at 12,2 g/t; #3 - thickness of 1.0m, and gold at 19.0 g/t. Mineralized body #2 has been traced for 600m on strike, and mineralized body #3, 500m on strike. Mineralized bodies #4, #5and #6 average gold grades of 18.0g/t, 5.9g/t and 13.0 g/t, with strike lengths of 500m, 400m and 500m respectively.

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Projections of contained gold in the known Elvenei project mineralized bodies and the surrounding area by the Russian investigators in are outlined approximately 1.9 mozs. This resource is not NI 43-101 compliant and should be viewed as the potential for the property. Sutcliffe considers these Russian estimates to be conceptual in nature, representing the potential quantity and grade of mineralization identified at the project site(s). For all of the Sutcliffe Russian properties (projects) the compilation of all of the available Russian data is critical. The compilation and review is expected to yield a clear picture of the mineralization at hand, leading to a focused exploration program aimed at confirming the Russian work and outlining the significant exploration potential.

Initial exploration at Elvenei in the Chukotka region will involve the compilation and review of all historical exploration results. A drilling and sampling program based on this will be designed to test the vein hosted gold mineralization at Elvenei to bring the exploration up to NI43-101 reporting standards and to enable the testing of the current 6 known vein systems both along strike and at depth to define the overall potential of the mineralized system. Exploration will also be focused on discovering additional zones beyond those discovered to date.

On the Tumannoye prospect initial exploration work conducted by Sutcliffe will involve the compilation and evaluation of all historical exploration work, including metallurgical recovery test-work. Confirmatory drilling, sampling and test-work will be planned to confirm the resource defined to date and to bring the samples databases up to the required reporting standards. Ongoing work will consist of the drill testing of the extensions of the gold mineralization discovered to date and based on the ongoing evaluation work on drill testing and sampling of additional targets to the vein system discovered to date. Priority will be given to evaluating exploration methods suitable at defining additional drill targets.

To expedite and enhance the future exploration programs, Sutcliffe has mobilized a skid-mounted Longyear 38 Diamond drill with new Deutz Turbo Diesel Engine, 420- FMC Hydraulic pump, NQ hydraulic drill head, 28 feet folding derrick, 20 feet rod pull, 8' x 18' drill shack, also drill steel, core boxes, drill mud and lubricants. Sutcliffe also sent spares and extra supplies for drill rig. In addition, Sutcliffe has purchased two D9 dozers, one for Tumannoye and one for Elvenei. A 20 man camp, generators and supplies for Tumannoye has been purchased and shipped. Further equipment will be sourced to accommodate the drill program. Sutcliffe will set up the facilities and provide travel and procurement logistics for Tumannoye and Elvenei.

Sutcliffe has begun to prepare its "Russian Expertisa" which is the formal submission of a work program which allows the Company to move to the exploration phase. These are typically prepared with the minimum requirements to maintain the license as open-ended, allowing more work to be performed.

About Sutcliffe Resources Ltd.

Sutcliffe is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russia Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

Qualified Person

William J. Crowl, (P. Geologist), an independent consultant, is the “qualified person” (as such term is defined in National Instrument 43-101) responsible for the preparation of the technical information in this release.

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The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For more information please contact:

Robert Maddigan
Director
Sutcliffe Resources Ltd.
Phone: (780) 452-7272 Ext: 225
Fax: (780) 453-1300
Email: bmaddigan@sutclifferesources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244